UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Jianzhi Education Technology Group Company Limited
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

47737L 104 (1)
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares.

(Continued on following pages)

CUSIP NO.: 47737L 104

1	Names of Reporting Persons
Peixuan Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
54,790,000(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
54,790,000(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
54,790,000(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
45.24%(2)
12	Type of Reporting Person (See Instructions)
IN

(1)	Represents 54,790,000 ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang.
(2)	The percentage of the securities beneficially owned by each reporting person is calculated based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2022.

1	Names of Reporting Persons
RongDe Holdings Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
54,790,000(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
54,790,000(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
54,790,000(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
45.24%(2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Represents 54,790,000 ordinary shares held by RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang.
(2)	The percentage of the securities beneficially owned by each reporting person is calculated based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2022.

Item 1

(a)       Name of Issuer:

Jianzhi Education Technology Group Company Limited

(b)       Address of Issuer’s Principal Executive Offices:

27/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.

Item 2.

(a)       Name of Person Filing:

(i)	Peixuan Wang, a citizen of the People’s Republic of China; and

(ii)	RongDe Holdings Limited, a company organized under the law of the British Virgin Islands wholly owned by Peixuan Wang.

(b)       Address of Principal Business Office or, if None, Residence:

(i)	The address of Peixuan Wang is 27/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China; and

(ii)	The registered address of RongDe Holdings Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(c)       Citizenship:

Peixuan Wang is a citizen of the People’s Republic of China. RongDe Holdings Limited is organized under the law of the British Virgin Islands.

(d)       Title and Class of Securities:

Ordinary Shares, par value US$0.0001 per share

(e)       CUSIP No.:

47737L 104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Peixuan Wang	54,790,000	45.24%	54,790,000	0	54,790,000	0	45.24%
RongDe Holdings Limited	54,790,000	45.24%	54,790,000	0	54,790,000	0	45.24%

(1)	RongDe Holdings Limited, a British Virgin Islands company wholly-owned by Ms. Peixuan Wang, owned 54,790,000 of the Issuer’s ordinary shares as of December 31, 2022.

(2)	The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on based on 121,110,000 ordinary shares issued and outstanding as of December 31, 2022.

(3)	The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of ordinary shares of the Issuer issued and outstanding as of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Peixuan Wang

By:	/s/ Peixuan Wang
Name:	Peixuan Wang

RongDe Holdings Limited

By:	/s/ Peixuan Wang
Name:	Peixuan Wang
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement